SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Customer Statistics for the Month of February 2022, dated March 21, 2022
1.2	2021 Annual Results, dated March 23, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 24, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CUSTOMER STATISTICS FOR THE MONTH OF FEBRUARY 2022

The board of directors (the “Board”) of China Mobile Limited (the “Company”) announces the following customer statistics of the Company and its subsidiaries (the “Group”) for the month of February 2022:

Unit: in thousands	February 2022

Mobile Business
Total Customers	960,760
Net Additional Customers for the Month	-629
Cumulative Net Additional Customers for the Year	3,868
425,427
5G Package Customers
245,660
Wireline Broadband Business	1,713
Total Customers	5,554
Net Additional Customers for the Month	960,760
Cumulative Net Additional Customers for the Year	-629

The Board wishes to remind investors that the above customer statistics are the Group’s unaudited internal statistics. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 21 March 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2021 ANNUAL RESULTS

• Operating revenue was RMB848.3 billion, up by 10.4% year-on-year; of which, revenue from telecommunications services was RMB751.4 billion, up by 8.0% year-on-year

• Digital transformation revenue reached RMB159.4 billion, up by 26.3% year-on-year, and contributed 59.5% of the growth of telecommunications services revenue

• Profit attributable to equity shareholders was RMB116.1 billion, up by 7.7% year-on-year

• EBITDA was RMB311.0 billion, up by 9.1% year-on-year; EBITDA as a percentage of telecommunications services revenue was 41.4%, up by 0.4 percentage points year-on-year

• Total number of mobile customers was 957 million; of which, 5G package customers amounted to 387 million; mobile ARPU increased by 3.0% year-on-year to RMB48.8

• Total number of wireline broadband customers was 240 million; of which, household broadband customers amounted to 218 million; household broadband blended ARPU increased by 5.6% year-on-year to RMB39.8

• The Board recommends a cash dividend of 60% of the profit attributable to equity shareholders for the full year of 2021, and a total dividend of HK$4.06 per share for the full year of 2021, up by 23.4% year-on-year

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2021, faced with various obstacles and challenges including the prevention and control of COVID-19, the disruption of industrial supply chains and the need for business transformation, we managed to mobilize everyone at China Mobile (the Company) to work together and firmly seize the opportunities arising from the accelerated digital transformation of the economy and society. By upholding our overarching strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, focusing our efforts on spearheading our “4x3”1 strategy and furthering our “5G+” plans, we drove the comprehensive and integrated development of our CHBN2 markets. By doing so, we advanced towards our goal of becoming a world-class information services and sci-tech innovation enterprise. Our digital intelligent transformation and accelerated high-quality development have yielded fresh outcomes. Over the year, we achieved all-round growth in customer and enterprise values and shareholder returns, along with our fastest revenue growth rate in a decade. Our net profit grew favorably and overall business performance was remarkable.

2021 Results

We recorded operating revenue of RMB848.3 billion for the year of 2021, up by 10.4% year-on-year. Of this, telecommunications services revenue amounted to RMB751.4 billion, up by 8.0% year-on-year, and the growth rate was 4.8 percentage points higher than that of 2020. All four CHBN businesses expanded in terms of both customer base and revenue. The HBN business revenue contributed 35.7% to the revenue of telecommunications services, up by 4.3 percentage points year-on-year, showing a further enhanced revenue structure. Driven by rapid business expansion in areas including smart home services, DICT (data, information and communications technology) services, mobile cloud, and digital content, digital transformation revenue3 increased by 26.3% year-on-year to reach RMB159.4 billion, contributing 59.5% of the growth of telecommunications services revenue and to become our largest revenue growth driver. Overall, we have passed through a turning point and achieved a breakthrough in terms of revenue growth. Our most emphasized second curve of growth, with digital transformation revenue as the major component, is leading the Company to explore a boarder market in the blue-ocean of information services

1

Speed up the “three changes”, which means extending our business from telecommunications services to information services, from primarily promoting the “Customer” (to C) market to comprehensively promoting the integrated development of all four CHBN markets, and from being resources-driven to being innovation-driven; follow the “three new directions”, which means promoting new infrastructure, integrating new elements and instigating new momentum; reinforce the “three approaches”, which means setting up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization; and strengthen the “three forces”, which means building up an organizational structure that incorporates our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across our operations.

2	CHBN refers to the “Customer” market (C), the “Home” market (H), the “Business” market (B) and the “New” market (N).

3

Digital transformation revenue includes the revenues from new businesses from the “Customer” market (and-Caiyun and others), the revenues from smart home added-value businesses from the “Home” market, the revenues from DICT, IoT and dedicated lines businesses from the “Business” market and the revenue from the “New” market.

As part of our consistent efforts to reduce costs and enhance operating efficiency, we tightened cost-control measures involving all staff members and elements of production, as well as our entire workflow, which generated favorable outcomes. Profit attributable to equity shareholders reached RMB116.1 billion, or RMB5.67 per share, up by 7.7% year-on-year. Our profitability remained in a leading position among top-tier global telecommunications operators. EBITDA4 increased by 9.1% year-on-year to RMB311.0 billion, with an EBITDA margin of 36.7%. EBITDA accounted for 41.4% of telecommunications services revenue, representing a 0.4 percentage point increase year-on-year. Return on equity was 9.8%, up by 0.3 percentage points compared to 2020. Our capital expenditure totaled RMB183.6 billion and we maintained a healthy cash flow, with free cash flow amounting to RMB131.2 billion, or an increase of 3.2% year-on-year. We have maintained industry-leading profitability, return on assets and cash flow for a number of consecutive years, demonstrating our outstanding operating level and management efficiency, and laying a solid ground for future development.

The Board recommends a cash dividend of 60% of the profit attributable to equity shareholders5 for the full year of 2021. It also recommends a final dividend payment of HK$2.43 per share6 for the year ended 31 December 2021, an increase of 38.0% year-on-year. Together with the interim dividend of HK$1.63 per share already paid, total dividend for the full year of 2021 amounted to HK$4.06 per share, an increase of 23.4% from that of 2020.

To create higher returns for our shareholders and share the results of our operating gains, after giving full consideration to the Company’s profitability, cash flow conditions and future development needs, in the three-year period from 2021, the profit to be distributed in cash for each year will gradually increase to 70% or above of the profit attributable to equity shareholders5 of the Company for that year. The Company will strive to create more value for shareholders.

Value-oriented Operating Practices and Integrated Development Achieved Significant Progress

Capturing the new opportunities presented to the industry by accelerated 5G development and digital economic growth, we focused on value-oriented practices while drawing on the advantages of our business scale. Through continuous efforts to promote their comprehensive and integrated development, all four of the CHBN markets delivered outstanding performance, with increasing customer satisfaction.

4	EBITDA = profit from operations + depreciation and amortization

5	The base of the Company’s profit distribution is the profit attributable to equity shareholders under International Financial Reporting Standards.

6

Dividends will be denominated and declared in Hong Kong dollars. Dividends for A-shares will be paid in Renminbi with the conversion rate to be calculated based on the average central parity rate between Hong Kong dollars and Renminbi announced by the People’s Bank of China in the week before the date of the declaration of dividends at the annual general meeting, and a separate announcement will be made before the annual general meeting as regards the exact amount. Dividends for Hong Kong shares will be paid in Hong Kong dollars.

“Customer” Market: Scale Expansion with Value Uplift

We furthered the integrated operation of data access, applications, and customer benefits, while competing in the market in a rational and regulated way to drive an industry-wide value uplift. We stepped up efforts to encourage customers to switch from 4G to 5G and to create more synergy between the “Customer” market and the “Home” and “Business” markets, expanding our 5G customer base and value and continuously boosting personal information and communications consumption. At the same time, we implemented more measures to carry out customer segmentation and precision marketing and to generate revenue from our members. Through promoting diversified and dedicated products, applications and customer benefits, and further differentiating the services on offer from our three major brands (GoTone, M-zone and Easy Own), we continued to enhance customer value and user experience. In 2021, revenue from the “Customer” market reversed its downward trajectory and recorded positive growth, increasing by 1.4% year-on-year to RMB483.4 billion. Our mobile customer base reached 957 million, with a net addition of 14.97 million customers. Of these, 387 million customers were our 5G package customers – a net increase of 222 million customers. The scale of growth anchored us at the forefront of the industry. The number of customers with integrated benefit products reached 190 million, with a net addition of 112 million customers. The number of monthly active users of our cloud product “and-Caiyun” increased 32.43 million to reach 135 million. Thanks to the traction created by the upgrade of 5G and the incremental value engendered by integrated operations, the ARPU (average revenue per user per month) of our mobile business reached RMB48.8, up by 3.0% year-on-year.

“Home” Market: Strong Growth Momentum with Increased Scale and Revenue

With a focus on setting up a service suite that combines full-gigabit network connections with cloud-based applications, we strove to extend our smart home application services to the wider community, and to rural areas by supporting digital village development. To foster leadership in broadband services, we sped up the upgrade of gigabit broadband and optimized our end-to-end service and quality management system; to foster leadership in content-driven TV services, we further integrated the operation of big – and small-screen content and created a household information service portal consisting of broadband television, digital cinema and vertical content; to foster leadership in smart home services, we expanded our applications by covering more household service scenarios, boosting the uptake of household applications including smart home network deployment, home security and smart remote controls, and exploring more new application scenarios of HDICT (home data, information and communications technology) solutions. In 2021, revenue from the “Home” market maintained rapid growth and reached RMB100.5 billion, up by 20.8% year-on-year. We added 25.88 million household broadband customers, bringing the total number to 218 million, which was the highest in the industry. We also made significant progress in expanding our smart home business, with customers of our digital set-top box service “Mobaihe” reaching 167 million, accounting for 76.8% of our household customer base. Customers deploying smart home networks increased by 110.2% year-on-year, while those using our home security services and smart remote controls grew by 164.7% and 132.3%, respectively. Household broadband blended ARPU increased 5.6% year-on-year to reach RMB39.8. The value contribution from smart home applications grew significantly.

“Business” Market: Revenue Growth Driver with Strong Momentum

Drawing on our innovative computing and network integration and our well-established nationwide localized services, we focused on key industries to foster the scale and integrated development of networks, cloud, and DICT. In 2021, the revenue from the “Business” market maintained rapid growth to reach RMB137.1 billion, up by 21.4% year-on-year. We gained 4.99 million corporate customers, bringing the total to 18.83 million. The revenue from DICT amounted to RMB62.3 billion, with an increase of 43.2% year-on-year, contributing 2.7 percentage points to the telecommunications services revenue growth. We nurtured our differentiated advantages in the convergences of cloud and networks, cloud and big data, cloud and intelligence, and cloud and edge computing, further strengthening our product structure with the goal of expediting our development to become a top-tier player in this space. Mobile cloud revenue amounted to RMB24.2 billion, up by 114% year-on-year. For 5G vertical industry sectors, we created an image of industry superiority and continued to make full use of our 5G industry-leading position to spearhead the development of dedicated network and promote the deep assimilation of 5G applications into industry sectors. A number of industry segments have seen their application solutions entering large-scale replication phase, and these efforts have underscored our leadership in 5G. We launched 200 leading showcases, signed agreements with more than 2,800 high-quality commercial projects and developed 1,590 5G dedicated network projects, bringing the DICT contract value to more than RMB16.0 billion. We have started implementing these projects at scale across a wide range of industries, covering smart mining, smart factories, smart grid, smart metallurgy, smart ports and smart hospitals. In terms of Industrial Internet, we have built a “1+1+1+N”7 product suite and further promoted the deep integration of 5G and Industrial Internet. Considering the differentiated needs of industry customers, we have built a manageable and controllable 5G dedicated industry network that is adaptive to industry development with device-cloud integration, helping the industry boost digital transformation and upgrading

7

1+1+1+N is made up of one 5G industrial device module, one 5G dedicated industry network (with three (superior/exclusive/privileged) service modes, virtual networks for multiple tenants and other services), one industrial Internet platform OnePower, and 5G application scenarios for numerous (N) industry segments including smart factories, smart grid, smart metallurgy and smart mining.

“New” Market: Innovative Strategic Layout with Visible Results

Upholding the spirit of innovation, entrepreneurship and originality, we strove for new breakthroughs in the “New” market by fostering synergetic growth across four key areas: international business, equity investment, digital content, and FinTech. Our efforts have yielded notable results. In 2021, revenue from the “New” market achieved rapid double-digit growth, increasing by 34.2% year-on-year to RMB30.3 billion. In the international business, we deepened synergy between the domestic and international markets and sped up the introduction of our quality and proven capabilities to overseas markets, with the goal of further optimizing the deployment of international resources and enhancing our international operations. In 2021, our international business revenue amounted to RMB13.3 billion, representing an increase of 20.1% year-on-year. In terms of equity investment, we used the capital to achieve value growth, ecosystem formation, and synergy creation with a range of industries. We persisted in the dual approach of combining direct investment and investment in funds, focusing strategically on key areas. By establishing the dual links through industry and capital, we nurtured the digitalized and intelligent industry ecosystem. In 2021, our equity investment income accounted for 10.3% of our net profit. With regards to digital content and FinTech, we have developed high-quality Internet products in areas including videos, games, VR/AR, and payment systems. By constantly reinforcing our capabilities in combining scenarios, content, and operations, we expanded the scale of these products and enhanced user experience. In 2021, the revenue generated from digital content grew by 47.1% year-onyear and the number of monthly active users of MIGU Video across all platforms was up by 45.0% year-on-year. The revenue from Internet Finance increased 102.1% year-on-year and the number of monthly active users of “and-Wallet” also showed an increase of 155.7% yearon-year. During the Beijing Winter Olympics, MIGU Video’s ubiquitous and immersive live coverage of the events won wide recognition and reached a cumulative 34 billion viewership on programmes related to the Olympics. MIGU Video was one of the most downloaded apps in the Apple App Store, delivering 71.8 billion instances of brand exposure for China Mobile.

We spared no efforts in enhancing customer satisfaction, including by optimizing the service system that covers every aspect of services and processes and engages every member of staff, and by speeding up digital-intelligent service innovation. These efforts have resulted in continued improvements in service quality and rising customer recognition. In optimizing the all-round service system, we further integrated the service management process – from standards-setting to evaluation and feedback – into our operations to support the development of the CHBN markets. We significantly improved our multi-scenario service capabilities and customer perceptions by identifying shortcomings that hamper customer perceptions, increasing consumer rights protection and delivering better service across consumer touchpoints. We initiated company-wide campaigns to increase service awareness among our employees. In terms of digital-intelligent service innovation, we sped up the transformation of our service management model by launching the industry’s first enterprise-level digital and intelligent service management platform Dayin and setting up the 10086 integrated smart service gateway. Another industry first was our introduction of video customer service, as part of our new online service system. To reinforce our brand awareness, we launched the “Heartwarming Service” customer service brand, which has gained wide recognition among our customers.

Systematic Optimization of New Information Infrastructure Layout

As the digital economy continues to increase in strength, quality and scope, we have stressed further efforts to expedite the construction of a high-speed, ubiquitous, intelligent, agile and comprehensive digital information infrastructure that integrates space and ground, and the cloud and the network. The infrastructure is also green, low-carbon, secure and controllable, centering around 5G, CFN (computing force network) and smart mid-end platforms and serving as the ‘artery’ to help information flow throughout the economy and society.

An industry-leading 5G network. We fully implemented our “5G+” plan while deepening network co-construction and sharing with China Broadcasting Network Corporation Limited. Leveraging these efforts, we were able to yield the combined advantages of the 2.6GHz/4.9GHz capacity and 700MHz coverage to create synergy from a multi-frequency network and enable efficient deployment, making our high-quality 5G offering more practical, open and secure. In 2021, our 5G-related investments amounted to RMB114.0 billion. We put in use a cumulative more than 730,000 5G base stations, of which 200,000 were 700MHz 5G base stations. We have basically achieved continuous 5G network coverage across urban districts, counties, towns and villages, with favorable coverage in some of the key regions and locations, developed villages, key buildings and venues. With the number of 5G network customers reaching 207 million, we boast the world’s largest 5G network and customer base. In addition, we maintained our leadership in 5G network technology and perception by helping to promote the maturity of the R16 standard and leading 47 projects in relation to R17 standard-setting, and we have become one of the first-tier industry players in the world in this area. We published a whitepaper on 5G-Advanced technology, took steps to promote network digitalization upgrades and set the path for how R18 standards are developed. The cloud migration of our network saw steady progress, resulting in further streamlining and integration. We initiated the 5G voice function upgrade, equipping the 5G network with the VoNR (Voice over New Radio) feature for commercial use. In terms of typical 5G application scenarios, we launched network solutions for vertical industry sectors including ports and mining. We attached importance to low-carbon development by applying green technologies in base stations and terminals, and conducting research into an energy-saving smart 5G platform.

CFN took off the ground. CFN represents a new information infrastructure that puts computing at its core, with the network serving as its foundation. This infrastructure deeply integrates ABCDNETS8, making one-stop service possible. To meet the demand arising from the digital-intelligent development of productivity, we set the goal of developing ubiquitous computing, co-existing computing and network, smart orchestration, and integrated services to speed up the construction of an extensive and integrated CFN. We will promote computing force as an essential service serving the whole society in the same plug-and-play way as access to water and electricity. At the China Mobile Global Partners Conference, held in November 2021, we officially published Computing Force Network Whitepaper to clearly outline our overall strategy and implementation roadmap. In terms of the provision of computing force, we have responded to the national strategy of channeling more computing resources from the eastern areas to the western regions by establishing our “4+3+X”9 facilities, with a total of 407,000 IDC cabinets available for external use, representing a net addition of 47,000. We continued to build up our cloud infrastructure and enhance our “N+31+X”10 mobile cloud infrastructure to include 13 central nodes, cumulatively commissioning more than 480,000 cloud servers. Going forward, we will explore market demand for computing force and provide diversified computing force services to society. For management of computing force, we will accelerate the convergence of computing force and network, evolving our network from one with connecting computing force to one with sensing, carrying and scheduling computing forces. By assimilating data and intelligence into the network, we will gradually build a brain system of computing network, promoting the intelligent arrangement and centralised management of computing network resources and capabilities. In terms of computing force services, we proactively explored business integration and innovation. During the Beijing Winter Olympics, we applied CFN and integrated the metaverse concept to create digital and intelligent sports personas, XR broadcasting studios, AR snow towns and other snow-themed applications to promote winter sports. In addition, China Mobile aims to make breakthroughs in original technologies, lay out research on frontier technologies such as next-generation optical communications and next-generation IP, and lead the formulation of more than ten domestic and foreign standards to accelerate the construction of a technologically advanced, open and integrated computing force trial network. Going forward, we will set omnipresence and synergy creation as our initial CFN goal. Building on this, we will optimize top-layer design and consolidate existing resources to enhance our CFN capabilities to promote the mature development of our CFN.

8	ABCDNETS refers to AI, blockchain, cloud, data, network, edge, terminal and security.

9	4 hotspot regional centers + 3 trans-provincial centers + X (multiple) provincial centers and business nodes.

10	N (numerous) central resources + 31 provincial level resource pools + X (multiple) edge cloud nodes

Smart mid-end platform building up. We strove to build and fully implement our industry-leading smart mid-end platform by leveraging the abundant resources and outstanding capabilities in data, AI, blockchain and other fields that we have accumulated over time. By centralizing our capabilities, we were able to launch the unified gateway and branding of the China Mobile Smart Mid-end Platform, combining the salient features of telecommunications operators and our own. This platform has an AaaS (Ability as a Service) system that combines business, data, and technology. Internally, this platform supported our digital and intelligent transformation and has achieved initial outcomes. It has been further deployed to support various aspects of our business, including marketing and sales, service, management, and innovation. Externally, we explored potential digital and intelligent applications in wider society to support sectors including public administration, finance, and cultural tourism. To date, the China Mobile Smart Mid-end Platform has centralized 325 common capabilities and was deployed more than 8.1 billion times per month on average, empowering digitalization and intelligence in more than 2,000 internal and external scenarios. Our Wutong big data service cumulatively processed more than 600 petabyte of data, a scale that put us at the forefront of the industry. Through building a mutually beneficial AaaS ecosystem, we strove to scale up the service by strengthening its three pillars – mobile cloud, Wutong big data platform and Jiutian AI platform – in order to amass additional capabilities on the platform. We also plan to offer modular and ready-to-deploy services by launching feature capabilities such as basic communications, AI, big data, blockchain, security certification and precise positioning, empowering cloud migration, digitalization and intelligent transformation of all industries.

Continuously Strengthening Capabilities for Sustainable Development

To seize the opportunities in the thriving digital economy, we drove technological innovation and enhanced our product portfolio. At the same time, we also deepened industry collaboration to bring benefits to all industry partners and furthered enterprise reforms. All these efforts have equipped us with future-proof capabilities for sustainable development.

Deepened technological innovation. We continued to increase investment in research and development (R&D), with R&D investment as a proportion of revenue11 reaching 2.2% and R&D staff force numbering around 14,000. As part of the national technological innovation system and strategic technological force, we devoted ourselves to scaling critical technological breakthroughs and made sound progress, developing first-class original technologies and serving as a leader in the modern industrial chain. The innovation consortia we founded with industry partners worked together effectively to yield breakthroughs in areas including cloud and network convergence, 5G+BeiDou, and a cooperative vehicle infrastructure system. We are an industry leader in standard-setting, having cumulatively led 155 5G international standard-setting projects and applied for 3,600 5G patents, which positioned us among the top-tier global telecommunications operators in terms of the number of applications. Further, we have rapidly enhanced critical digital and intelligent capabilities and managed to occupy a leading position among our peers in the world in terms of network digitalization standards, algorithms and application R&D. With our industry-leading technologies such as the proprietary Jiutian AI platform, cloud computing, Internet of Things (IoT), smart home and ultra-high-definition videos, we are able to fundamentally lay out a system of core competencies for digitalization.

11	R&D investment / operating revenue. R&D investment includes expensed R&D investments and capitalized R&D investments.

Stable enhancements to product development capabilities. We have further improved the work mechanism of our Product Management Committee and strengthened the “five-inone” product management system incorporating product development, operations, support, sales, and service. In particular, product managers were given responsibility for their respective products. We further strengthened the closed-loop management of competitive product benchmarking and full life-cycle product management. We systematically organized our products across all portfolios and set out clearer details of the “8+2”12 strategic product layout that guides the formation of a product system that fully covers our CHBN businesses. We formed taskforces for strategic products with the aim of enhancing both the quantity and quality of these products. The outcome of these taskforces has been encouraging. Ten of the products, including video connecting tones, MIGU Video and “and-Duohao” (add-on numbers) have each recorded more than 100 million customers. Mobile certification boasted the highest penetration rate in the industry, while the revenue share of our public cloud ranked in the top 7 in the market; that of private cloud ranked fifth; that of public administration cloud ranked third. We have also achieved an industry-leading position in terms of additions of 5G dedicated network projects, and delivered more than 100 solutions for 5G application scenarios. Our “9 one platform” functionalities for smart city, smart transportation, smart healthcare and other vertical industry sectors steadily improved, with a gradual expansion of the scale of implementation.

Extended open collaboration. We proactively formed and deepened strategic partnerships with local governments, enterprises and public institutions, collaborating on the promotion of digital industry and digitalization of industries. In doing so, we worked to create cross-disciplinary synergy in information services, to support the innovation and development of the digital economy. We made concerted efforts to help upgrade the industry chain through capital investment and funding. We followed the guiding direction of digital and intelligent transformation, further expanding the information service ecosystem and forming the “Circle of Relatives” to encourage diversity. We launched the “Yunshang Yidong”, “Wutong Yinfeng” and “Jiutian Lanyue” programs to share data services and capabilities with a view to promoting cooperation and helping traditional sectors with digital and intelligent upgrades. We set up a joint fund with the National Natural Science Foundation of China to carry out advance research into next-generation information and communications technologies, including 6G. Drawing on the complementary effects of collaborative and proprietary research, we established the Joint Innovation Plus scheme. Through collaboration with national platforms and tertiary institutes, we also supported applied and fundamental research. In addition, we explored enterprise joint research with a view to speeding up the formation of our hard capabilities

12

“8” refers to and-Caiyun, super SIM, mobile certification, 5G message, video connecting tones, cloudbased games, cloud VR and cloud AR; “2” refers to FinTech and HDICT (Home data, information and communications technology solutions).

Deepened enterprise reforms. With the goal of establishing China Mobile as a world-class model enterprise, we systemically furthered reforms to governance, staff deployment and incentive mechanisms. Through reforming these three key areas, we built new momentum towards the high-quality development of our organization. We have furthered the “Double-hundred Action” – an initiative for reforming state-owned enterprises that benchmarks world-leading companies, and the national reform program that drives selected Chinese technology companies to implement market-oriented reforms. We spun off the chip business of our IoT subsidiary to form XinSheng Tech, which saw us introduce strategic investors and kick off mixed-ownership reforms. We furthered the development of the Jiutian “special zone” to set the benchmark for technological research. To support research teams that are capable of independent operations, have a clear profit model and show outstanding core capabilities, we explored the possibility of allowing them to operate with an enterprise model and giving them market-based incentives. We also continued our efforts to build up our “T-H-T” (Ten-Hundred-Thousand) technical expert system, bringing into full play our leading industry expertise to continuously stimulate creativity and entrepreneurial spirit. We continued to connect with partners throughout the industry chain to form pan-terminal and cross-channel sales alliances in an effort to form an encompassing direct sales system to drive channel transformation and upgrade. We promoted reforms to the operations of our terminal business, enhancing its ability to provide support for our business transformation and to pool resources. At the same time, reforms were also launched at China Mobile Tietong, with the aim of improving efficiency and quality of localized services including installation, maintenance, marketing and sales. We have also taken steps to optimize the development direction of our design institute, building a digital-intelligent, transformative consulting service system. Our provincial and specialized subsidiaries continued to deliver synergy which strongly supported our high-quality development. We also deepened reforms to our grid operations, fully implementing plans to reduce the workload of frontline grid operations and forming an inverted pyramid under which managers have been urged to provide support to frontline staff to effectively unleash the vitality enabled by grid operations.

Setting the Benchmark for Environmental, Social and Governance (ESG) Performance

As a responsible corporate citizen, we consistently place importance on integrating ESG practice into our operations as we undergo business transformation and development. We are committed to achieving this goal by creating greater good for the wider community with the utmost sincerity. Leveraging our expertise and striving to become a model enterprise, we have placed particular emphasis on compliance, integrity, and green operations. In addition, we have consistently reinforced our risk management and internal controls, put people first and proactively contributed to society to ensure the healthy and sustainable development of the Company.

Practiced green operations. We are committed to growing in harmony with the environment. Since the launch of our “Green Action Plan” 15 years ago, we have been devoted to full lifecycle environmental management covering three aspects: the Company ourselves, the industry, and society. We built green industry and supply chains and developed innovative environmental governance and ecological protection solutions to contribute to the goals of peaking carbon emissions and achieving carbon neutrality. In 2021, we published the C2 Three Energy-China Mobile Carbon Peak Carbon Neutrality Action Plan whitepaper in order to establish a new development model based on three aspects of energy and six green initiatives13. We conducted further research into energy-saving technology in our networks and applied the outcomes to our business. We promoted the green transformation of our network structure and proactively adopted clean energy. All these steps have helped us advance low-carbon development and contribute to society-wide efforts to reduce carbon emissions by means of information technology. As a result, the total energy consumption per unit of our telecommunications business decreased by 22.1% year-on-year

13

“Three aspects of energy” refers to three courses of actions: energy saving, clean energy and empowerment; “Six green initiatives” alludes to six implementation roadmaps: green networks, green energy consumption, green supply chain, green office, green empowerment and green culture.

Fulfilled social responsibility. Drawing on our expertise, we continued to contribute to social development and endeavored to meet people’s demands for a better life. In 2021, we accelerated the development of new infrastructure, and further implemented network speed upgrade and tariff reduction to benefit corporate and individual customers. We also assisted the digital and intelligent upgrades for a large number of industry sectors and facilitated the digital transformation of the economy and society. In addition, we made full use of 5G, big data, AI, and other network information technologies to build a strong defense against COVID-19, combating COVID-19 using intelligent means, at the same time making every endeavor to provide reliable communications, maintain service continuity and step up comprehensive prevention and control measures. We have successfully completed telecommunications and network security missions for various large-scale events, including the Beijing Winter Olympics. In emergency rescue and disaster relief communications missions, we employed technological solutions such as using drones to form high-altitude base stations to support the rainstorm-stricken areas in Henan – an approach that received widespread acclaim. We proactively prevented and combated malicious telecommunications and cyber-crimes and strengthened personal information protection, creating a healthy and safe communications environment for our customers. Furthermore, based on the “1+3+X”14 network plus rural revitalization model, we launched a digital-intelligent village revitalization plan with the aims of consolidating the outcomes of poverty alleviation, and narrowing the digital and application divide to empower the modernization and intelligentization of agriculture and of rural areas. We continued to initiate philanthropic campaigns to promote common prosperity. The “Blue Dream” project has now provided professional training for a cumulative of nearly 130,000 primary and secondary school headmasters in rural villages in the mid-west of China. Meanwhile, the “Heart Caring” campaign has provided free congenital heart disease surgery to more than 7,000 children from underprivileged families. China Mobile’s philanthropy platform was approved by the Ministry of Civil Affairs as one of the third batch of online fundraising information platforms, making us the first and only domestic telecommunications operator to be granted this qualification.

14

With the overarching goal of improving the service capability of rural information infrastructure, the company has consistently heightened emphasis on securing resources on organizations, funds and talent, while fully integrating network information services into and serving the agricultural sector, the countryside and farmers, and promoting rural revitalization through digital and intelligent means.

Enhanced corporate governance. We adhered to the principles of integrity, transparency, openness, and efficiency to fully comply with all applicable listing rules to ensure sound corporate governance. We pursued policies to maintain board member diversity and ensured the independent non-executive directors contribute their respective experience and expertise to help us further improve our corporate governance and decision-making mechanisms. By consistently following the compliance principles of “strictly observing laws, duly respecting rules, fulfilling commitments and upholding integrity”, we implemented our “Compliance Escort Plan”, which helped to strengthen our compliance management system, extend compliance practice to new businesses, and improve our compliance management capabilities. We are also committed to enhancing our risk detection ability and risk control through digital and intelligent means, in order to strengthen our supervision over key businesses, projects and areas, and to ensure sound operations.

Our overall performance has received widespread acclaim. We were named one of the top ten “National Pillar” brands at China Media Group’s second China Brand Power Grand Ceremony. In addition, we won the Best of Asia – “Asia’s Icon on ESG”, Best Investor Relations Company, Best Corporate Social Responsibility and Best Corporate Communications awards from Corporate Governance Asia, Asia’s Honored Company award from Institutional Investor, and the Titanium Award from The Asset ESG Corporate Awards. Our parent company was named by the State-owned Assets Supervision and Administration Commission as a Model State-owned Enterprise on Corporate Governance, and won the 11th China Charity Award, which is the most prestigious government award in philanthropy in China.

A-share Listing Marked a New Milestone

On 5 January 2022, the Company’s A-shares were officially listed on the main board of the Shanghai Stock Exchange, making us the first red-chip stock listed on the main board of the A-share market and marking another milestone in our history of development. With the listing of our A-shares, we successfully formed a “Hong Kong+ A-share” capital operation platform, effectively connecting customers, business, and the capital market, and allowing our customers to share the returns of our growth. Capital will also serve as a link for us to build a new ecosystem for open collaboration and create new advantages for our brand.

The Company’s A-share listing raised net proceeds of around RMB51.4 billion, making it the largest IPO for the A-share main board listing in a decade. The Company has introduced 19 diverse and high-quality strategic investors, including national-level investment platforms, well-known leading enterprises in various fields, and long-term financial investors such as the National Social Security Fund. The powerful joint force resulting from the collaboration of strong enterprises is set to maximize synergies to create a brighter future for the digital economy.

The Company will rigorously follow the regulatory rules of the jurisdictions in which it is listed. We will use the proceeds in a highly efficient manner, with the goal of creating new information infrastructure of first-class quality, as well as a new digital ecosystem that enables open collaboration. In addition, we will continue to improve our corporate governance structure and decision-making mechanism, providing premium information services and delivering remarkable operating results to our customers and investors.

Future Outlook

With the advancement of a new wave of technological revolution and industry transformation, information technology has increasingly become the fiber of every aspect and process of the economy, society, and people’s livelihoods. The pace at which the digital economy is developing, and the breadth and depth of its impact are at previously unseen levels. China’s digital economy is expected to grow from 38.6% of its GDP in 2020 to more than 50% by 2025. The information and communications sector, as the key driver of digital economic development, will have ample room for growth.

We are blessed with valuable opportunities and a solid foundation from which to accelerate the expansion of information services. To start with, 5G traction has gradually emerged, which has not only unleashed domestic consumption demand but also effectively transformed traditional industries, nurturing new revenue growth areas. “Connectivity, computing force and ability” have gradually become the pillars that support the digital-intelligent transformation of the whole society. It is estimated that by 2025, the revenue of China’s information services industry will exceed RMB20 trillion, with a compound annual growth rate (CAGR) of 14.4%, while its computing force network market size will exceed RMB1 trillion, with a CAGR of 25%. At the same time, in order to increase the strength, quality and scope of its digital economy, China has provided very favorable policy support. More proactive steps are taken to strengthen the overall planning of the construction of Digital China, build digital information infrastructure, launch the scale application of 5G, promote the digital transformation of industries and develop smart cities and digital villages. The industry has reached a consensus on high-quality development and is competing in a more rational manner, launching more co-construction and sharing initiatives. All these are steering the industry towards healthier and more orderly development.

However, we face uncertainties in our transformation and development. The shortage in chip supplies, fluctuations in energy and raw material prices, and other factors will all somehow affect our operations. While the information services market landscape has become more complex and volatile, the trend towards cross-disciplinary collaboration and convergence has become more prominent. Our core business has faced competition from multiple fronts which has become more intense. These challenge us to increase our efforts in digital-intelligent platform operations and product offerings. In addition, there is the rising threat of cyberattacks, which is driving us to further raise risk awareness of cybersecurity, and information and data protection, as well as continuously strengthening risk prevention and control

We need to be adept at long-term planning, while taking practical steps to deliver solid outcomes. Faced with a complex reality in which both opportunities and challenges exist, we reiterate our development goal of becoming a world-class information services and sci-tech innovation enterprise. We will spare no effort in building a new information service system of “connectivity, computing force and ability” based on 5G, computing force network and smart mid-end platforms, in order to create a new model of value growth. We will drive new infrastructure by systematically creating new information architecture centered around 5G, computing force, and smart mid-end platforms to accelerate the realization of ubiquitous network, omnipresent computing force and omnipotent intelligence. We will also fully integrate new elements, boosting the integration and application of information technology and data to develop a new growth model and an industry ecosystem driven by digitalization and intelligence. In addition, we will instigate new growth momentum through information technology integration and innovation, as well as deeply embedding information technology in the economy, society, and people’s livelihoods. Through promoting the digital industry, we will help the digitalization of industries, thus nurturing new industries, new landscapes and new models of information services.

2022 is a critical transitional year in the 14th Five-Year Plan, building on the past and preparing for the future. We will embrace the new phase of development, fully, accurately and comprehensively implement the new principles of development, and devote ourselves to the new paradigm to promote high-quality development. We will pursue stable progress while forging ahead with a steadfast focus on innovation-driven development. At the same time, we will advance towards the new position of becoming a world-class information services and sci-tech innovation enterprise and implement our new strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”. We will drive new infrastructure, integrate new elements and instigate new growth momentum, striving to achieve favourable growth in telecommunications services revenue and net profit and consistently creating greater value for our shareholders and customers.

Acknowledgement

Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers, and the public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 23 March 2022

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2021.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2021

(Expressed in Renminbi (“RMB”))

		2021	2020
	Note	Million	Million

Operating revenue	5
Revenue from telecommunications services		751,409	695,692
Revenue from sales of products and others		96,849	72,378

		848,258	768,070

Operating expenses
Network operation and support expenses	6	225,010	206,424
Depreciation and amortization		193,045	172,401
Employee benefit and related expenses		118,680	106,429
Selling expenses		48,243	49,943
Cost of products sold		96,083	73,100
Other operating expenses	7	49,234	47,039

		730,295	655,336

Profit from operations		117,963	112,734
Other gains		8,257	5,602
Interest and other income	8	16,729	14,341
Finance costs		(2,679)	(2,996)
Income from investments accounted for using the equity method		11,914	12,678

Profit before taxation		152,184	142,359

Taxation	9	(35,878)	(34,219)

PROFIT FOR THE YEAR		116,306	108,140

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the year ended 31 December 2021

(Expressed in Renminbi (“RMB”))

		2021	2020
	Note	Million	Million

Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets measured at fair value through other comprehensive income		(406)	957
Remeasurement of defined benefit liabilities		(143)
Share of other comprehensive income/(loss) of investments accounted for using the equity method		7	(32)

Items that may be subsequently reclassified to profit or loss
Currency translation differences		(882)	(1,915)
Share of other comprehensive loss of investments accounted for using the equity method		(219)	(585)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		114,663	106,565

Profit attributable to:
Equity shareholders of the Company		116,148	107,843
Non-controlling interests		158	297

PROFIT FOR THE YEAR		116,306	108,140

Total comprehensive income attributable to:
Equity shareholders of the Company		114,505	106,268
Non-controlling interests		158	297

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		114,663	106,565

Earnings per share – Basic	10(a)	RMB5.67	RMB5.27

Earnings per share – Diluted	10(b)	RMB5.67	RMB5.27

Details of dividends to the equity shareholders of the Company are set out in note 11.

CONSOLIDATED BALANCE SHEET

as at 31 December 2021

(Expressed in RMB)

		As at 31 December 2021	As at 31 December 2020
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment	12	723,305	705,547
Construction in progress		71,742	71,651
Right-of-use assets		55,350	65,091
Land use rights		15,739	16,192
Goodwill		35,344	35,344
Other intangible assets		8,171	7,213
Investments accounted for using the equity method		169,556	161,811
Deferred tax assets		43,216	38,998
Financial assets measured at fair value through other comprehensive income		689	1,111
Financial assets measured at fair value through profit or loss		78,600	-
Restricted bank deposits		7,046	8,836
Other non-current assets		37,198	36,345

		1,245,956	1,148,139

Current assets
Inventories		10,203	8,044
Contract assets		6,551	3,841
Accounts receivable	13	34,668	38,401
Other receivables		10,137	9,923
Amount due from ultimate holding company		2,612	1,396
Prepayments and other current assets		28,291	25,713
Prepaid income tax		875	1,157
Other financial assets measured at amortized cost		33,884	36,724
Financial assets measured at fair value through profit or loss		132,995	128,603
Restricted bank deposits		2,163	2,830
Bank deposits		89,049	110,382
Cash and cash equivalents		243,943	212,729

		595,371	579,743

Total assets		1,841,327	1,727,882

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2021

(Expressed in RMB)

		As at 31 December 2021	As at 31 December 2020
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	14	152,712	167,990
Bills payable		12,747	4,561
Contract liabilities		79,068	79,028
Accrued expenses and other payables		274,509	200,952
Amount due to ultimate holding company		23,478	26,714
Income tax payable		13,575	13,856
Lease liabilities		26,059	24,173

		582,148	517,274

Non-current liabilities
Lease liabilities – non-current		30,922	42,460
Deferred revenue		8,487	8,601
Deferred tax liabilities		2,369	1,668
Other non-current liabilities		7,109	5,107

		48,887	57,836

Total liabilities		631,035	575,110

Equity
Share capital		402,130	402,130
Reserves		804,220	746,786

Total equity attributable to equity shareholders of the Company		1,206,350	1,148,916
Non-controlling interests		3,942	3,856

Total equity		1,210,292	1,152,772

Total equity and liabilities		1,841,327	1,727,882

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2021

(Expressed in RMB)

	2021	2020
	Million	Million

Net cash generated from operating activities	314,764	307,761

Net cash used in investing activities	(238,296)	(188,106)

Net cash used in financing activities	(45,201)	(82,252)

Net increase in cash and cash equivalents	31,267	37,403

Cash and cash equivalents at beginning of year	212,729	175,933

Effect of changes in foreign exchange rate	(53)	(607)

Cash and cash equivalents at end of year	243,943	212,729

NOTES:

(Expressed in RMB unless otherwise indicated)

1	General Information

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and information related services in the mainland of China and in Hong Kong (for the purpose of preparing the consolidated financial statements, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in the British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since 23 October 1997 and the American Depositary Shares (“ADSs”) of the Company had been listed on the New York Stock Exchange LLC (the “NYSE”) since 22 October 1997. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company and on 7 May 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration. The delisting of the Company’s ADSs became effective on 18 May 2021. On 5 January 2022, the Company completed the initial public offering of ordinary shares subscribed for and traded in RMB (the “RMB Shares”), which were listed on the Shanghai Stock Exchange (the “RMB Share Issue”).

2	Basis of Preparation

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s consolidated financial statements. These consolidated financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the HKEX (the “Listing Rules”).

The financial information relating to the years ended 31 December 2021 and 2020 included in this preliminary announcement of annual results 2021 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2020 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2021 in due course.

The Company’s auditor has reported on the consolidated financial statements. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

3	Changes in accounting policies

The following amendments are mandatory for the first time for the Group’s financial year beginning on 1 January 2021 and are applicable for the Group:

Amendments to IFRS/HKFRS 9 “Financial Instruments”, IAS/HKAS 39 “Financial Instruments: Recognition and Measurement”, IFRS/HKFRS 7 “Financial Instruments: Disclosures”, IFRS/HKFRS 4 “Insurance Contracts” and IFRS/HKFRS 16 “Leases” – Interest rate benchmark reform – phase 2

The above amendments IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2021 do not have a material impact on the Group.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the Group’s financial year beginning on or after 1 January 2022 and have not been early adopted by the Group. Management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

4	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and information related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

5Operating revenue

	2021	2020
	Million	Million

Revenue from telecommunications services
Voice services	76,163	78,782
SMS & MMS services	31,100	29,485
Wireless data traffic services	392,859	385,679
Wireline broadband services	94,230	80,808
Applications and information services	136,961	101,038
Others	20,096	19,900

	751,409	695,692

Revenue from sales of products and others	96,849	72,378

	848,258	768,070

The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material. Majority of the Group’s revenue from contracts with customers was recognized over time.

6	Network operation and support expenses

		2021	2020
	Note	Million	Million

Maintenance, operation support and related expenses		137,095	117,758
Power and utilities expenses		36,878	37,661
Charges for use of tower assets	(i)(iii)	26,248	26,836
Charges for use of lines and network assets	(ii)(iii)	8,272	8,224
Charges for use of other assets	(ii)(iii)	6,521	6,149
Others		9,996	9,796

		225,010	206,424

Note:

(i)

Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets and other assets mainly include the non-lease components charges and the lease components charges for lease contracts that are exempted from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(iii)

For the year ended 31 December 2021, short-term lease payments and lease payments of low-value assets amounted to RMB6,576 million (2020: RMB4,462 million), and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred, amounted to RMB7,160 million (2020: RMB7,770 million)

7	Other operating expenses

		2021	2020
	Note	Million	Million

Interconnection		20,064	19,821
Expected Credit impairment losses		4,171	5,084
Write-down of inventories		280	196
Net loss on disposal and write-off of property, plant and equipment		1,748	1,547
Research and development expenses	(i)	6,676	4,898
Auditors’ remuneration
-audit services	(ii)	98	109
-tax services		-	3
-other services		-	2
Taxes and surcharges		2,722	2,462
Others		13,475	12,917

		49,234	47,039

Note:

(i)	The item does not include depreciation and amortization and employee benefit and related expenses related to research and development.

(ii)	Audit services include reporting on the Group’s internal controls over financial reporting pursuant to regulatory requirements at a service fee of RMB19 million (2020: RMB22 million).

8	Interest and Other Income

	2021	2020
	Million	Million

Interest income	10,934	11,447
Net gains on hold/disposal of financial assets	5,795	2,894

	16,729	14,341

9	Taxation

Taxation in the consolidated statement of comprehensive income represents:

		2021	2020
	Note	Million	Million

Current tax
Provision for enterprise income tax in the mainland of China and other countries and regions on the estimated assessable profits for the year	(i)	38,957	39,870
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	431	400

		39,388	40,270
Deferred tax
Origination and reversal of temporary differences, net		(3,510	96,051)

		35,878	34,219

Note:

(i)

The provision for enterprise income tax in the mainland of China and other countries and regions has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the regions in which the Group operates. The Company’s subsidiaries operate mainly in the mainland of China. The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2020: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2021. Certain subsidiaries of the Company entitle to the preferential tax rate of 15% (2020: 15%), and certain research and development costs of the Company’s PRC subsidiaries are qualified for 75% (2020: 75%) additional deduction for tax purpose.

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2020: 16.5%) of the estimated assessable profits for the year ended 31 December 2021.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinesecontrolled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

10	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2021 is based on the profit attributable to equity shareholders of the Company of RMB116,148 million (2020: RMB107,843 million) and the weighted average number of 20,475,482,897 shares (2020: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share

For the year ended 31 December 2021 and 2020, the Group has considered the impact from the following factors when calculating diluted earnings per share:

(i)	Convertible bonds issued by an associate of the Group (“CB”) that were outstanding during the periods;

(ii)	Share options issued by the Company that were outstanding during the periods; and

(iii)	The RMB Shares publicly offered but had yet to be listed on the Shanghai Stock Exchange as at 31 December 2021.

Of the above, (i) the CB had a dilutive effect on earnings per share for the year ended 31 December 2021 but not 2020, as the assumed conversion would have decreased the profit attributable to equity shareholders of the Company for the year ended 31 December 2021 (2020: increased). The other two factors had no dilutive effect for both periods, since (ii) the exercise price of the share options exceeded the average market price of the Company’s ordinary shares on the HKEX during the periods the share options were outstanding, (iii) the offer price of the RMB Shares was not lower than its fair value during the period from the subscription date to 31 December 2021.

For the year ended 31 December 2021, the calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of RMB116,120 million (2020: RMB107,843 million) as a result of the assumed conversion of CB and the weighted average number of 20,475,482,897 shares (2020: 20,475,482,897 shares) in issue during the year.

2021
Million

Profit attributable to equity shareholders of the Company used in calculating basic earnings per share	116,148
Add: changes in share of profit of profit of the associate	308
Less: fair value gain and interest income relating to the CB held by the Group, net of tax	(336)

Profit attributable to equity shareholders of the Company used in calculating diluted earnings per share	116,120

For the year ended 31 December 2021, diluted earnings per share were the same as basic earnings per share.

11	Dividends

Dividends attributable to the year:

	2021	2020
	Million	Million

Ordinary interim dividend declared and paid of HK$1.630 (equivalent to approximately RMB1.356) (2020: HK$1.530 (equivalent to approximately RMB1.398)) per share	27,669	27,557
Ordinary final dividend proposed after the balance sheet date of HK$2.430 (equivalent to approximately RMB1.987) (2020: HK$1.760 (equivalent to approximately RMB1.481)) per share	42,443	30,330

	70,112	57,887

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.81760, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2021. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2021.

In case of any change in the total number of issued shares of the Company between the date of this announcement and the record date for the implementation of the 2021 final dividend, the Company intends to keep the total amount of profit distribution unchanged and adjust the amount of dividend per share accordingly.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

12	Property, Plant and Equipment

With the accelerating construction of the Group’s 5G telecommunications network, changes in subscribers’ behaviour and market conditions, the Group continually terminated or retired the inefficient or invalid assets to further improve network quality. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero. The aforesaid changes in accounting estimates were made using the prospective application method. The depreciation and amortization for the year ended 31 December 2021 increased by approximately RMB9,420 million as a result of the aforesaid changes in accounting estimates.

The Group adjusted the depreciable lives of the 4G wireless assets from 5 years to 7 years with effect from 2020. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the year ended 31 December 2020 decreased by approximately RMB19,685 million.

13	Accounts receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 31 December 2021	As at 31 December 2020
	Million	Million
Base on invoice date:

Within 30 days	12,198	14,917
31 – 60 days	3,855	4,132
61 – 90 days	4,045	3,255
90 days – 1 year	11,457	13,076
Over 1 year	3,113	3,021

	34,668	38,401

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators.

14Accounts payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc.

The aging analysis of accounts payable is as follows:	As at 31 December 2021	As at 31 December 2020
	Million	Million

Base on invoice date:

Within 180 days	86,545	85,872
181 days to 1 year	28,948	41,316
Over 1 year	37,219	40,802

	152,712	167,990

All the accounts payable are expected to be settled within one year or are repayable on demand.

15	Capital Commitments

The Group’s capital expenditure contracted for as at 31 December but not provided for in the consolidated financial statements are as follows:

	2021	2020
	Million	Million

Land and buildings	4,049	8,607
Telecommunications equipment and others	29,510	37,967

	33,559	46,574

16	Events After the Reporting Period RMB Share Issue

On 5 January 2022, the Company completed the RMB Share Issue and issued 845,700,000 RMB Shares (before the exercise of the over-allotment option). On 9 February 2022, the Company further issued 57,067,867 RMB Shares pursuant to the exercise of the over-allotment option. The final number of RMB Shares issued under the RMB Share Issue was 902,767,867 shares, representing 4.22% of the total number of issued shares of the Company immediately after the exercise of the over-allotment option.

Buy back Hong Kong Shares

At the annual general meeting of the Company held on 29 April 2021, the shareholders of the Company granted to the Board of Directors the authority to buy back up to 2,047,548,289 shares listed on the HKEX (the “Hong Kong Shares”). From the balance sheet date to the date of approval of these financial statements, the Company has bought back accumulatively 15,424,000 Hong Kong Shares. Such buy-backs were financed from the Company’s available cash flow or working capital facilities.

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended 31 December 2021. Further details are disclosed in note 11.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2021, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31 December 2021. Based on the review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31 December 2021.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2021, the Company complied with all the then- effective code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

ANNUAL GENERAL MEETING AND PAYMENT OF FINAL DIVIDEND

The 2022 annual general meeting of the Company (the “2022 AGM”) will be held on Wednesday, 18 May 2022 at 10:00 a.m.. The notice of the 2022 AGM, the accompanying circular and the proxy form will be despatched to holders of the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Shares”) in accordance with the Hong Kong Listing Rules.

Subject to the approval by shareholders at the 2022 AGM, the 2021 final dividend (the “2021 Final Dividend”) will be paid on or about Wednesday, 15 June 2022 to all shareholders.

In case of any change in the total number of issued shares of the Company between the date   of this announcement and the record date for the implementation of the 2021 Final Dividend, the Company intends to keep the total amount of profit distribution unchanged and  adjust the amount of dividend per share accordingly, with the specific adjustments to be announced separately.

The Company will announce further details regarding the proposed payment of the 2021 Final Dividend, including the expected timetable and arrangements for the closure of the register of members of the Company for the Hong Kong Shares and other matters, in due course.

PUBLICATION OF 2021 ANNUAL RESULTS AND 2021 ANNUAL REPORT

This announcement is published on  the HKEXnews website of  The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2021 Annual Report prepared in accordance with relevant requirements under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the Hong Kong Listing Rules will be despatched to holders of the Hong Kong Shares and be available on the websites of HKEXnews, the Shanghai Stock Exchange and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2021 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2021, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises  Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as  executive directors and Dr. Moses Cheng Mo  Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and   Dr. Yang Qiang as independent non-executive directors.